

Buhrmann

Leaders in business services and distribution









s an international business services and distribution group, uhrmann is the world's major supplier of office products, paper nd graphic systems for the business market. By combining odern internet technology with intelligent logistic processes uhrmann is able to distribute these products in a highly fficient way. Internet sales account for a rapidly growing

market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with about 24,000

Office Products North America

in millions of euro

	2nd quarter				January - June			
	2003	2002	▲ in EUR	▲ at constant rates	**2003**	2002	▲ in EUR	▲ at constant rates
Net sales	**1,014.2**	1,313.8	-22.8%	-6.0%	**2,017.5**	2,584.7	-21.9%	-5.1%
Added value	**250.2**	330.0	-24.2%	-6.9%	**525.6**	685.8	-23.4%	-6.2%
EBITA	**39.5**	61.0	-35.3%	-20.9%	**82.4**	131.9	-37.5%	-23.3%
Average capital employed	**680.1**	972.1	-30.0%	-15.0%	**724.2**	1,011.1	-28.4%	-12.8%
Ratios								
Added value/net sales	**24.7%**	25.1%			**26.1%**	26.5%		
EBITA/net sales	**3.9%**	4.6%			**4.1%**	5.1%		
EBITA/average capital employed	**23.2%**	25.1%			**22.8%**	26.1%		

Organic office supplies sales (i.e. excluding software) in North America were level with last year for the first time in nine quarters. Total organic sales decreased by 4% compared to the second quarter of last year.
Sales activities were particularly successful in the large and strategic account customer segments, despite the rise of unemployment figures in the USA. Higher office supplies sales were realised in the Western and Eastern regions, as well as in Canada. Software sales and earnings were lower than last year when they peaked owing to promotional activities by a major supplier. Software sales however increased compared to the first quarter of this year.

Added value as a percentage of sales for the office supplies business (i.e. excluding software) was at a level comparable to the first quarter of this year. Due to large lower margin contracts within the software business, the Division's overall added value as a percentage of sales decreased compared to the first quarter. The Division was successful in further lowering its working capital.
During the second quarter the Division reduced the number of employees by another 502 FTE's. This year to date the total reduction in headcount amounts to 828 FTE's.

Office Products Europe / Australia

in millions of euro

	2nd quarter				January - June			
	2003	2002	▲ in EUR	▲ at constant rates	**2003**	2002	▲ in EUR	▲ at constant rates
Net sales	**358.1**	390.0	-8.2%	-5.3%	**736.1**	785.8	-6.3%	-3.4%
Added value	**97.5**	104.1	-6.3%	-3.5%	**196.3**	209.2	-6.2%	-3.4%
EBITA	**11.9**	13.1	-8.6%	-3.4%	**20.2**	28.2	-28.4%	-24.8%
Average capital employed	**186.6**	207.8	-10.2%	-8.7%	**194.7**	212.0	-8.2%	-6.4%
Ratios								
Added value/net sales	**27.2%**	26.7%			**26.7%**	26.6%		
EBITA/net sales	**3.3%**	3.3%			**2.7%**	3.6%		
EBITA/average capital employed	**25.6%**	25.1%			**20.7%**	26.6%		

Review Second Quarter

Second quarter sales of the combined Office Products Europe and Australia Divisions totalled EUR 358.1 million (2002: EUR 390.0 million). While sales weakened in the UK, Germany, and the Benelux the Office Products Europe Division managed to improve added value as a percentage of sales. Second quarter sales continued to increase in most other European countries as well as in Australia and New Zealand.
Despite the economic recession that is causing the market for office products to shrink in Europe, particularly in Germany, office supplies and copier sales of the German operations compared favourably to the market average. Corporate Express Benelux moved the core of its logistics activities to a new distribution centre in Almere, without this affecting its sales levels.
The uptake of Corporate Express Australia's single-source model continues to gain momentum as more customers recognize the value of consolidating their purchases via a one-supplier

contract. Corporate Express Australia added two new specialist categories to its activities recently: business machines sales & service and wide format printing supplies.

Review First Half

Sales of the Office Products Europe Division for the first half of 2003 totalled EUR 507.3 million (2002: EUR 578.1 million). Organic sales decreased by 10% in Europe. The Division's total operational costs were trimmed substantially. Operating result (EBITA) of the European office products operations totalled EUR 0.8 million for the first half of 2003 (2002: EUR 7.9 million). Corporate Express Australia recorded 10% higher sales for the first six months of the year, totalling EUR 228.8 million compared to EUR 207.8 million for the first half of 2002. Operating costs increased as the business continues to grow. Operating result (EBITA) of Corporate Express Australia for the first half totalled EUR 19.4 million (2002: EUR 20.3 million).

Paper Merchanting

in millions of euro

	2nd quarter				January - June			
	2003	2002	▲ in EUR	▲ at constant rates	**2003**	2002	▲ in EUR	▲ at constant rates
Net sales	**658.6**	750.7	-12.3%	-8.0%	**1,368.9**	1,530.7	-10.6%	-6.7%
Added value	**105.8**	117.5	-9.9%	-4.9%	**218.2**	237.9	-8.3%	-3.7%
EBITA	**12.6**	18.3	-31.3%	-26.3%	**27.2**	38.1	-28.5%	-24.6%
Average capital employed	**602.4**	687.0	-12.3%	-8.8%	**614.4**	683.7	-10.1%	-6.9%
Ratios								
Added value/net sales	**16.1%**	15.6%			**15.9%**	15.5%		
EBITA/net sales	**1.9%**	2.4%			**2.0%**	2.5%		
EBITA/average capital employed	**8.3%**	10.7%			**8.9%**	11.1%		

By emphasising quality of service the Paper Merchanting Division maintained its leading market position. The currently relatively low level of demand in the commercial print sector has contributed to a 6% drop in the Division's total sales volume in the second quarter. Average paper prices were 2% lower than the comparable period of last year. The distribution network and logistics capabilities of Buhrmann's paper merchants contributed to a favourable development of stock sales versus indent sales in the second quarter, which has modestly benefited the Division's added value margin. Added value as percentage of sales increased to 16.1% in the second quarter of this year, compared to 15.6% a year ago. The Division's diligent approach with regard to margin management was demonstrated by the fact that some market share was sacrificed in Germany and France.
The proportion of sales under the Division's group brand programmes for the commercial print market (comprising of the Hello, ON and Core paper qualities) and the office and paper resellers market (Motif and IBM) was successfully increased. As customer loyalty strengthens, the branding programme allows the Division to consolidate its assortments, which contributes to lowering working capital requirements.

Graphic Systems

in millions of euro

	2nd quarter			January - June		
	2003	2002	▲ in EUR	**2003**	2002	▲ in EUR
Net sales	**104.7**	112.9	-7.2%	**166.8**	212.9	-21.6%
Added value	**23.4**	27.2	-13.9%	**38.9**	51.4	-24.4%
EBITA	**-1.7**	3.2	-154.1%	**-10.6**	3.7	-388.7%
Average capital employed	**131.5**	123.6	6.4%	**131.7**	122.4	7.6%
Ratios						
Added value/net sales	**22.3%**	24.1%		**23,3%**	24.2%	
EBITA/net sales	**-1.6%**	2.8%		**-6,4%**	1.7%	
EBITA/average capital employed	**-5.2%**	10.2%		**-16,1%**	6.0%	

Total sales decreased by 7% to EUR 105 million compared to EUR 113 million in the second quarter of last year. As anticipated, the lower capacity utilisation in the graphic arts industry has caused a further reduction in new machine sales. In addition, the strengthening of the Euro makes it harder to compete against Japanese manufacturers of printing equipment. Order intake in the second quarter remained at a low level. Efforts to replace frequent incidental service calls by structured service contracts proved successful and the sale of services remained level with the second quarter of last year despite the reduction in new machine installations. It is expected that the Division's full year operating result (EBITA) will be around break-even.

Holdings

Holding costs totalled EUR 5.5 million in second quarter of this year (2002: EUR 5.5 million). The one-time EUR 7.3 million gain from the sale of DocVision was recorded as exceptional operating income. On balance second quarter operating result (EBITA) reported under 'Holdings' totalled EUR 1.8 million.

Accounting policies

Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

- *Exceptional items – In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).*
- *Revenue recognition (for equipment sales of the Graphic Systems Division) – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded at the time of installation, instead of at delivery.*

It is noted that, as per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

The figures included in this report were not audited by the external accountant.

Consolidated profit and loss account

in millions of euro	2nd quarter			January - June		
	2003	2002	change	**2003**	2002	change
Net sales	**2.135,6**	**2.567,5**	(16.8%)	**4.289,2**	**5.114,1**	(16.1%)
Cost of sales	(1,658.8)	(1,988.8)	(16.6%)	(3,310.3)	(3,929.9)	(15.8%)
Added value	**476.9**	**578.7**	(17.6%)	**979.0**	**1,184.2**	(17.3%)
Operating costs	(395.1)	(460.7)	(14.2%)	(818.1)	(935.8)	(12.6%)
Exceptional operating costs	–	–		(1.8)	–	
Exceptional operating income	7.3	–		64.8	–	
EBITDA	**89.0**	**118.0**	(24.6%)	**224.1**	**248.4**	(9.8%)
Depreciation	(25.0)	(28.0)	(10.7%)	(52.9)	(57.7)	(8.3%)
EBITA	**64.0**	**90.0**	(28.9%)	**171.2**	**190.8**	(10.2%)
Amortisation of goodwill	(12.7)	(17.8)	(28.4%)	(26.1)	(36.2)	(27.8%)
Operating result (EBIT)	**51.3**	**72.2**	(29.0%)	**145.1**	**154.6**	(6.1%)
Net financing costs	(44.4)	(57.8)		(91.2)	(107.9)	
Result on ordinary operations before tax	6.9	14.5		53.9	46.6	
Taxes	(1.3)	(6.5)		1.4	(17.6)	
Exceptional tax items	–	–		30.0	–	
Other financial results	–	12.6		–	12.6	
Minority interests	(3.7)	(3.7)		(5.8)	(6.1)	
Net result on ordinary operations	**1.9**	**17.0**	(89.0%)	**79.5**	**35.5**	124.0%
Extraordinary result net	0.0	0.0		0.0	0.0	
Net result	**1.9**	**17.0**	(89.0%)	**79.5**	**35.5**	124.0%
Net profit on ordinary operations before amortisation of goodwill	**14.6**	**34.8**	(58.0%)	**105.6**	**71.7**	47.3%
Net profit on ordinary operations before amortisation of goodwill and exceptional items	**7.3**	**34.8**	(79.0%)	**12.6**	**71.7**	(82.4%)
Ratios						
Added value as a % of net sales	22.3%	22.5%		22.8%	23.2%	
EBITDA as a % of net sales	4.2%	4.6%		5.2%	4.9%	
EBITA as a % of net sales	3.0%	3.5%		4.0%	3.7%	
EBIT as a % of net sales	2.4%	2.8%		3.4%	3.0%	
Ratios, excluding exceptional operating costs / income ('E')						
EBITDAE as a % of net sales	3.8%	4.6%		3.8%	4.9%	
EBITAE as a % of net sales	2.7%	3.5%		2.5%	3.7%	
EBITE as a % of net sales	2.1%	2.8%		1.9%	3.0%	

Net result per share fully diluted

in millions of euro	2nd quarter 2003	2nd quarter 2002	January - June 2003	January - June 2002
Net result from ordinary operations	1.9	17.0	79.5	35.5
Dividend preference shares A	(2.8)	(2.8)	(5.6)	(5.6)
Net result on ordinary operations for ordinary shares	**(0.9)**	**14.2**	**73.9**	**29.9**
Add back: amortisation of goodwill	12.7	17.8	26.1	36.2
Total (before amortisation of goodwill)	**11.8**	**32.0**	**100.1**	**66.1**
Average number of ordinary shares basic (x 1,000)	134,145	131,719	133,129	131,522
Options	252	–	252	–
Conversion preference shares C	23,806	22,516	23,806	22,516
Average number of ordinary shares fully diluted (x 1,000)	158,203	154,235	157,187	154,038
Per ordinary share (in euro)				
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	**0.07**	**0.21**	**0.64**	**0.43**

Consolidated cash flow statement

in millions of euro	2nd quarter 2003	2nd quarter 2002	January - June 2003	January - June 2002
EBITDA	89.0	118.0	224.1	248.4
Additions to / (release of) provisions	1.2	0.7	5.0	(4.9)
Operating result on a cash basis	**90.2**	**118.7**	**229.1**	**243.5**
(Increase) / decrease in inventories	15.7	4.8	9.5	(3.2)
(Increase) / decrease in trade receivables	(22.6)	(51.7)	96.6	42.4
Increase / (decrease) in trade creditors	68.7	149.0	(95.2)	(125.1)
(Increase) / decrease in other receivables and liabilities	(17.0)	(16.0)	24.6	29.2
(Increase) / decrease in working capital	**44.8**	**86.1**	**35.5**	**(56.7)**
Financial payments	(39.7)	(55.4)	(75.2)	(105.2)
Other operational payments	(15.9)	(10.5)	(27.2)	(17.9)
Cash flow from operational activities	**79.4**	**138.9**	**162.2**	**63.7**
Investments in tangible fixed assets	(22.3)	(30.5)	(40.3)	(61.1)
Acquisitions, integration and divestments	(0.5)	43.8	(7.2)	(14.8)
Available cash flow	**56.6**	**152.2**	**114.7**	**(12.2)**
Cash flow from financing activities	(61.2)	(157.7)	(72.8)	(123.5)
Net cash flow	**(4.6)**	**(5.5)**	**41.9**	**(135.7)**

Consolidated balance sheet

in millions of euro	2003	30 June 2002	31 December 2002
Fixed assets	2,707.1	3,604.1	2,861.4
Current assets, inventories of trade goods	646.4	712.1	682.7
Current assets, trade receivables	1,355.6	1,685.2	1,506.2
Current assets, other receivables	246.7	324.4	321.0
Cash	53.6	10.0	37.0
Total assets	**5,009.4**	**6,335.8**	**5,408.4**
Group equity			
Shareholders' equity	1,783.7	2,455.0	1,768.9
Other group equity	46.1	37.2	41.3
	1,829.8	**2,492.2**	**1,810.2**
Provisions	305.1	391.7	337.2
Long-term loans	1,472.9	1,780.0	1,677.7
Current liabilities, interest bearing	128.2	123.3	94.3
Current liabilities, trade creditors	926.3	1,135.9	1,063.7
Current liabilities, other not interest-bearing	347.1	412.8	425.4
Total liabilities	**5,009.4**	**6,335.8**	**5,408.4**
Working capital	1,026.4	1,236.3	1,102.6
Capital employed	3,260.2	4,339.9	3,482.5
Interest-bearing net-debt	1,547.6	1,893.3	1,735.0

Financial ratios

	2003	30 June 2002	31 December 2002
Interest cover (EBITDA / Cash interest) 4 quarterly rolling	2.6	2.7	2.6
Group equity in % of total assets	36.5%	39.3%	33.5%
Interest-bearing debt in % of group equity	84.6%	76.0%	95.8%

Equity per share

	2003	30 June 2002	31 December 2002
Basic number of ordinary shares outstanding (x 1,000)	136,177	132,113	132,113
Basic shareholders' equity per share (in euro)	8.72	14.23	8.93
Fully diluted number of ordinary shares outstanding (x 1,000)	159,910	154,629	155,270
Fully diluted shareholders' equity per share (in euro)	10.02	14.70	10.20

Equity reconciliation

	2003	30 June 2002	31 December 2002
Shareholders' equity at the start of the reporting period	**1,769**	**2,634**	**2,634**
Net result year to date	79	36	(588)
Dividend ordinary shares for 2001	–	(10)	(10)
Dividend ordinary shares for 2002	(4)	–	–
Net proceeds issue ordinary shares	6	–	–
Accrual dividend preference shares A 2002	–	–	(11)
Translation differences	(66)	(205)	(256)
Shareholders' equity at the end of the reporting period	**1,784**	**2,455**	**1,769**

Figures per division

Net sales

in millions of euro	2nd quarter 2003	2nd quarter 2002	change	January - June 2003	January - June 2002	change
Office Products North America	1,014.2	1,313.8	(22.8%)	2,017.5	2,584.7	(21.9%)
Office Products Europe / Australia	358.1	390.0	(8.2%)	736.1	785.8	(6.3%)
Paper Merchanting	658.6	750.7	(12.3%)	1,368.9	1,530.7	(10.6%)
Graphic Systems	104.7	112.9	(7.2%)	166.8	212.9	(21.6%)
Buhrmann	**2,135.6**	**2,567.5**	(16.8%)	**4,289.2**	**5,114.1**	(16.1%)

Added value

in millions of euro	2nd quarter 2003	2nd quarter 2002	change	January - June 2003	January - June 2002	change
Office Products North America	250.2	330.0	(24.2%)	525.6	685.8	(23.4%)
Office Products Europe / Australia	97.5	104.1	(6.3%)	196.3	209.2	(6.2%)
Paper Merchanting	105.8	117.5	(9.9%)	218.2	237.9	(8.3%)
Graphic Systems	23.4	27.2	(13.9%)	38.9	51.4	(24.4%)
Buhrmann	**476.9**	**578.7**	(17.6%)	**979.0**	**1,184.2**	(17.3%)

Added value as a % of net sales

	2nd quarter 2003	2nd quarter 2002	January - June 2003	January - June 2002
Office Products North America	24.7%	25.1%	26.1%	26.5%
Office Products Europe / Australia	27.2%	26.7%	26.7%	26.6%
Paper Merchanting	16.1%	15.6%	15.9%	15.5%
Graphic Systems	22.3%	24.1%	23.3%	24.2%
Buhrmann	**22.3%**	**22.5%**	**22.8%**	**23.2%**

Operating result (EBITA/EBIT)

in millions of euro	2nd quarter 2003	2nd quarter 2002	January - June 2003	January - June 2002
Office Products North America	39.5	61.0	82.4	131.9
Office Products Europe / Australia	11.9	13.1	20.2	28.2
Paper Merchanting	12.6	18.3	27.2	38.1
Graphic Systems	(1.7)	3.2	(10.6)	3.7
Holdings	1.8	(5.5)	52.0	(11.1)
EBITA	**64.0**	**90.0**	**171.2**	**190.8**
Goodwill	(12.7)	(17.8)	(26.1)	(36.2)
EBIT	**51.3**	**72.2**	**145.1**	**154.6**

Average capital employed

in millions of euro	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Office Products North America	680.1	767.6	839.2	870.1	972.1	1,067.0	1,017.5	1,071.9	1,114.6
Office Products Europe / Australia	186.6	202.2	212.1	212.0	207.8	213.4	230.1	232.3	236.4
Paper Merchanting	602.4	622.0	670.9	689.6	687.0	683.0	684.5	693.6	714.7
Graphic Systems	131.5	133.2	120.9	121.0	123.6	125.1	120.2	121.2	118.6
Other activities and holdings	25.1	23.4	26.2	23.8	17.4	15.5	16.1	(4.2)	(4.3)
Buhrmann, excluding goodwill	**1,625.7**	**1,748.4**	**1,869.2**	**1,916.6**	**2,007.9**	**2,103.9**	**2,068.5**	**2,114.9**	**2,180.0**
Goodwill	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9	2,695.4	2,665.6
Buhrmann, including goodwill	**3,312.3**	**3,503.7**	**4,135.0**	**4,363.9**	**4,586.6**	**4,806.8**	**4,713.4**	**4,810.2**	**4,845.7**

ROCE (in %)

	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Office Products North America	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%	20.1%	21.5%
Office Products Europe / Australia	25.6%	16.3%	35.8%	32.0%	25.1%	28.3%	36.0%	24.1%	13.8%
Paper Merchanting	8.3%	9.4%	13.2%	7.9%	10.7%	11.6%	16.6%	9.6%	11.5%
Graphic Systems	(5.2%)	(26.8%)	57.3%	6.5%	10.2%	1.7%	64.2%	12.6%	24.0%
Buhrmann, excluding goodwill	**15.8%**	**24.5%**	**17.8%**	**14.2%**	**17.9%**	**19.2%**	**24.1%**	**15.8%**	**16.7%**
Buhrmann, including goodwill	**6.2%**	**10.7%**	**(49.0%)**	**4.7%**	**6.3%**	**6.9%**	**9.1%**	**5.5%**	**6.1%**

Net result per share fully diluted

	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Per ordinary share in euro									
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.07	0.57	0.26	0.08	0.21	0.22	0.40	0.13	0.17

Consolidated cash flow statement

in millions of euro	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
EBITDA	89	135	111	96	118	131	147	113	121
Additions to / (release of) provisions	1	4	5	–	1	(6)	2	13	(3)
Operating result on a cash basis	**90**	**139**	**116**	**96**	**119**	**125**	**149**	**126**	**118**
(Increase) / decrease in inventories	16	(6)	30	(16)	5	(8)	31	19	36
(Increase) / decrease in trade receivables	(23)	119	28	125	(52)	94	50	89	15
Increase / (decrease) in trade creditors	69	(164)	73	(120)	149	(274)	180	(76)	13
(Increase) / decrease in other receivables and liabilities	(17)	42	(36)	26	(16)	45	(69)	28	(60)
(Increase) / decrease in working capital	**45**	**(9)**	**95**	**15**	**86**	**(143)**	**192**	**60**	**4**
Financial payments	(40)	(36)	(49)	(46)	(56)	(50)	(52)	(63)	(64)
Other operational payments	(16)	(11)	(20)	(12)	(11)	(7)	3	(37)	(1)
Cash flow from operational activities	**79**	**83**	**142**	**53**	**138**	**(75)**	**292**	**86**	**57**
Investments in tangible fixed assets	(22)	(18)	(30)	(16)	(30)	(31)	(21)	(42)	(28)
Acquisitions, integration and divestments	(1)	(7)	(5)	(11)	43	(58)	(55)	(70)	(566)
Available cash flow	**57**	**58**	**107**	**26**	**151**	**(164)**	**216**	**(26)**	**(537)**
Cash flow from financing activities	(61)	(12)	(145)	60	(157)	34	(163)	(9)	137
Net cash flow	**(5)**	**46**	**(38)**	**86**	**(6)**	**(130)**	**53**	**(35)**	**(400)**

Consolidated profit and loss account

in millions of euro	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	**2,135.6**	**2,153.6**	**2,424.5**	**2,408.9**	**2,567.5**	**2,546.6**	**2,709.0**	**2,580.6**	**2,669.9**
Cost of sales	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)	(2,062.5)
Added value	**476.9**	**502.1**	**540.1**	**528.5**	**578.7**	**605.6**	**620.1**	**600.5**	**607.5**
Operating costs	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)	(486.5)
Exceptional operating costs	7.3	55.9	0.1	–	–	–	–	–	–
EBITDA	**89.0**	**135.1**	**111.4**	**95.8**	**118.0**	**130.4**	**146.8**	**112.8**	**120.9**
Depreciation	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)	(29.7)
EBITA	**64.0**	**107.2**	**83.0**	**68.2**	**90.0**	**100.8**	**124.8**	**83.4**	**91.2**
Amortisation of goodwill	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)
Operating result (EBIT)	**51.3**	**93.8**	**(507.0)**	**51.4**	**72.2**	**82.4**	**107.5**	**65.6**	**73.5**
Net financing costs	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)	(54.7)
Result on ordinary operations before tax	6.9	47.0	(548.8)	2.5	14.5	32.2	57.1	11.7	18.8
Taxes	(1.3)	32.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)	(3.0)
Other financial results	–	–	3.0	0.2	12.6	0.0	(0.1)	(0.7)	(2.4)
Minority interests	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)	(2.2)
Net result on ordinary operations	**1.9**	**77.7**	**(546.7)**	**(2.3)**	**17.0**	**18.5**	**46.9**	**5.2**	**11.2**
Extraordinary result net	0.0	0.0	(74.3)	0.0	0.0	0.0	(9.3)	(0.3)	(50.0)
Net result	**1.9**	**77.7**	**(621.0)**	**(2.3)**	**17.0**	**18.5**	**37.6**	**4.9**	**(38.8)**
Net result on ordinary operations before amortisation of goodwill (cash earnings)	**14.6**	**91.0**	**43.3**	**14.4**	**34.8**	**36.9**	**64.1**	**23.0**	**29.0**
Ratios									
Added value as a % of net sales	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%	22.8%
EBITDA as a % of net sales	4.2%	6.3%	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%	4.5%
EBITA as a % of net sales	3.0%	5.0%	3.4%	2.8%	3.5%	4.0%	4.6%	4.5%	3.4%
EBIT as a % of net sales	2.4%	4.4%	(20.9%)	2.1%	2.8%	3.2%	4.0%	2.5%	2.8%

Figures per division

Net sales

in millions of euro	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Office Products North America	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2	1,372.9
Office Products Europe / Australia	358.1	378.0	384.0	370.2	390.0	395.8	402.9	387.4	384.1
Paper Merchanting	658.6	710.3	731.4	725.9	750.7	780.0	782.4	743.4	775.1
Graphic Systems	104.7	62.1	166.5	109.3	112.9	100.0	186.2	115.6	137.8
Buhrmann	**2,135.6**	**2,153.6**	**2,424.5**	**2,408.9**	**2,567.5**	**2,546.6**	**2,709.0**	**2,580.6**	**2,669.9**

Operating result (EBITA/EBIT)

in millions of euro	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Office Products North America	39.5	43.0	24.2	40.9	61.0	71.0	60.6	53.8	59.9
Office Products Europe / Australia	11.9	8.2	19.0	17.0	13.1	15.1	20.7	14.0	8.1
Paper Merchanting	12.6	14.6	22.1	13.6	18.3	19.8	28.5	16.7	20.6
Graphic Systems	(1.7)	(8.9)	17.3	2.0	3.2	0.5	19.3	3.8	7.1
Holdings	1.8	50.3	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)	(4.5)
EBITA	**64.0**	**107.2**	**83.0**	**68.2**	**90.0**	**100.8**	**124.8**	**83.4**	**91.2**
Goodwill	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)
EBIT	**51.3**	**93.8**	**(507.0)**	**51.4**	**72.2**	**82.4**	**107.5**	**65.6**	**73.5**

ROS-% (EBITAE / EBITE as a % of net sales) excluding exceptional operating costs / income

	2nd quarter		January - June	
	2003	2002	**2003**	2002
Office Products North America	3.9%	4.6%	4.1%	5.1%
Office Products Europe / Australia	3.3%	3.3%	2.7%	3.6%
Paper Merchanting	1.9%	2.4%	2.0%	2.5%
Graphic Systems	(1.6%)	2.8%	(6.4%)	1.7%
Holding EBITA as a % of Buhrmann's total net sales	(0.3%)	(0.2%)	(0.3%)	(0.2%)
Buhrmann before amortisation of goodwill (EBITAE)	**2.7%**	**3.5%**	**2.5%**	**3.7%**
Buhrmann after amortisation of goodwill (EBITE)	**2.1%**	**2.8%**	**1.9%**	**3.0%**

Average capital employed

in millions of euro	2nd quarter		January - June	
	2003	2002	**2003**	2002
Office Products North America	680.1	972.1	724.2	1,011.1
Office Products Europe / Australia	186.6	207.8	194.7	212.0
Paper Merchanting	602.4	687.0	614.4	683.7
Graphic Systems	131.5	123.6	131.7	122.4
Other activities and holdings	25.1	17.4	24.6	17.1
Buhrmann, excluding goodwill	**1,625.7**	**2,007.9**	**1,689.6**	**2,046.3**
Goodwill	1,686.6	2,578.7	1,719.3	2,632.8
Buhrmann, including goodwill	**3,312.3**	**4,586.6**	**3,408.9**	**4,679.0**

ROCE in %

	2nd quarter		January - June	
	2003	2002	**2003**	2002
Office Products North America	23.2%	25.1%	22.8%	26.1%
Office Products Europe / Australia	25.6%	25.1%	20.7%	26.6%
Paper Merchanting	8.3%	10.7%	8.9%	11.1%
Graphic Systems	(5.2%)	10.2%	(16.1%)	6.0%
Buhrmann, excluding goodwill	**15.8%**	**17.9%**	**20.3%**	**18.6%**
Buhrmann, including goodwill	**6.2%**	**6.3%**	**8.5%**	**6.6%**

Organic growth of sales

	2nd quarter		January - June	
	2003	2002	**2003**	2002
Office Products North America	(4%)	0%	(2%)	(3%)
Office Products Europe / Australia	(5%)	1%	(4%)	0%
Paper Merchanting	(8%)	(3%)	(7%)	(3%)
Graphic Systems	(13%)	(18%)	(18%)	(18%)
Buhrmann	**(6%)**	**(2%)**	**(5%)**	**(3%)**

Number of employees

	30 June		31 December
	2003	2002	2002
Office Products North America	11,383	12,695	12,211
Office Products Europe / Australia	5,855	6,176	6,023
Paper Merchanting	5,227	5,469	5,411
Graphic Systems	1,129	1,158	1,139
Holdings	69	73	74
Buhrmann	**23,663**	**25,570**	**24,858**

Organic growth of sales

	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Office Products North America	(4%)	1%	(3%)	3%	0%	(6%)	(4%)	0%	(1%)
Office Products Europe / Australia	(5%)	(4%)	(4%)	(5%)	1%	(2%)	(2%)	6%	2%
Paper Merchanting	(8%)	(7%)	(5%)	(3%)	(3%)	(4%)	(6%)	(5%)	1%
Graphic Systems	(13%)	(25%)	(10%)	(7%)	(18%)	(18%)	(2%)	1%	8%
Buhrmann	**(6%)**	**(4%)**	**(4%)**	**0%**	**(2%)**	**(5%)**	**(4%)**	**0%**	**1%**

Exchange rates

	2003	2002				2001			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Euro versus US$, average rate	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89	$0.87
Euro versus US$, end rate	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91	$0.85

Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.


Corporate Express





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Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
Telephone +31(0)20 651 11 11
Fax +31(0)20 651 10 00
www.buhrmann.com